
Morgan

The Morgan Crucible Company plc

28th March 2003

Morgan House, Madeira Walk,


03050219

www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


SEC MAIL
PROCESSING
RECEIVED
MAR 31 2003
WASH. D.C.
181
SECTION

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Manager, Company Secretariat

PROCESSED
MAY 08 2003
THOMSON
FINANCIAL

Enclosure

RNS The company news service from the London Stock Exchange

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company Morgan Crucible Co PLC
TIDM MGCR
Headline Holding(s) in Company
Released 11:12 28 Mar 2003
Number 3380J

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Aviva plc (formerly CGNU plc) through its subsidiary Morley Fund Management plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Beneficial interest of the shareholder named in 2 and its subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
BNY Norwich Union Nominees Ltd 2,754,229 shares; Chase GA Group Nominees Ltd 3,526,073 shares; CUIM Nominee Ltd 1,780,605 shares.

5) Number of shares/amount of stock acquired:
N/A

6) Percentage of issued class:
N/A

7) Number of shares/amount of stock disposed:
1,750,000

8) Percentage of issued class:
0.75%

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
26th March 2003

11) Date company informed:
Faxed letter dated 27/3/03 received 27/3/03

12) Total holding following this notification:
8,060,907 shares

13) Total percentage holding of issued class following this notification:
3.47%

14) Any additional information:
Not known

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this

notification:
Mr D.J. Coker

17) Date of notification:
28th March 2003

END